Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ONEOK Inc.

We consent to the incorporation by reference in registration statements (Nos. 333-152748, 333-75768, 333-41263, 333-41265, 333-41267, 333-42094, 333-95039, 333-121769, 333-130070, 333-130067 and 333-140629) on Form S-8 and (Nos. 333-155593 and 333-155592) on Form S-3 of ONEOK, Inc. of our report dated February 28, 2007, with respect to the consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2006 of ONEOK, Inc. and subsidiaries, which report appears in the December 31, 2008, annual report on Form 10-K of ONEOK, Inc. Our report refers to a change in accounting for defined benefit pension and other postretirement plans, the consolidation of limited partnerships or similar entities when limited partners have certain rights, and stock based compensation expense in 2006.

/s/ KPMG LLP

February 24, 2009
Tulsa, OK